June 16, 2005


Mail Stop 4561

VIA U.S. MAIL AND FAX (506) 533-8114

Mr. Ralph Eisenschmid
Chief Executive Officer and Chief Financial Officer
InteliSys Aviation Systems of America, Inc.
815 Bombardier Street
Shediac, New Brunswick, Canada  E4P 1H9

      Re:	InteliSys Aviation Systems of America, Inc.
      Form 10-KSB for the year ended December 31, 2004
      Filed May 16, 2005
      File No. 000-26777

Dear Mr. Eisenschmid:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2004

Item 8A.  Controls and Procedures

1. In light of the material weaknesses referenced under Item 1, Risk of non-compliance with Section 404 of the Sarbanes-Oxley Act of 2002, and in your 2005 first quarter Form 10-QSB filed on May 24, 2005 and the fact that your officers` concluded that your disclosure controls and procedures were ineffective as of the end of the period covered by your first quarter Form 10-QSB based on these material weaknesses, please explain to us in reasonable detail the basis for your officers` conclusion under Item 8A that the company`s disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report.

Item 13. Exhibits and Reports on Form 8-K

2. Please revise your certifications filed as Exhibits 31.1 and
31.2
to reflect the language exactly as set forth in Item 601(b)(31) of Regulation S-K.


*  *  *  *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	You may contact Josh Forgione, at (202) 551-3431, or me, at
(202) 551-3403, if you have questions. Please respond to the comments included in this letter within ten business days or tell us when you will provide us with a response. Please file your response on EDGAR.

								Sincerely,



      Steven Jacobs
      Accounting Branch Chief

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Mr. Ralph Eisenschmid
InteliSys Aviation Systems of America, Inc.
June 16, 2005
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